FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2007

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil. August 14, 2007 – Grupo Pão de Açúcar – (BOVESPA: PCAR4; NYSE: CBD), announces its results for the second quarter of 2007 (2Q07). Unless stated otherwise, the Company’s operating and financial information and the comparisons referring to the same period of 2006 are presented on a consolidated basis and denominated in Reais, in accordance with Brazilian Corporate Law.

2Q07 Gross Sales reach R$4.2 billion

  Net sales grew 6.4% in the quarter to R$ 3,547.2 million, with same-store sales growth of 4.6% in the period.

  Fueled by perishables, same-store food sales posted growth of 3.86%.

  Gross income increased by 2.6% versus 2Q06, despite the drop in gross margin from 29.1% (2Q06) to 28.1% (2Q07).

  EBITDA(2) totaled R$ 228.4 million in the quarter, with 6.4% margin. According to the previous criterion (before taxes) EBITDA margin would have totaled 7.1%.

  Administrative expenses fell by 1.5% to R$ 116.2 million, from R$ 117.9 million in the 2Q06. This significant reduction reflects the ongoing changes in the Group’s administrative structure.
  Excluding the restructuring expenses, operating expenses before taxes and charges accounted for 20.6% of net sales in the 1H07, down from 21.1% in the 1H06.

Financial and Operating Highlights
(R$ million)(1)	2Q07	2Q06	Chg.	1H07	1H06	Chg.
Gross Sales	4,205	3,977	5.7%	8,373	7,902	6.0%
Net Sales	3,547	3,333	6.4%	7,078	6,638	6.6%
Gross Income	996	971	2.6%	1,978	1,954	1.2%
Gross Margin - %	28.1%	29.1%	-100 bps(3)	28.0%	29.4%	-140 bps(3)
EBITDA (before taxes and charges)(2)	228	242	-5.5%	463	501	-7.7%
EBITDA Margin - %	6.4%	7.3%	-90 bps(3)	6.5%	7.6%	-110 bps(3)
Net Income	28	41	-32.7%	64	101	-37.2%
Net Margin - %	0.8%	1.2%	-40 bps(3)	0.9%	1.5%	-60 bps(3)
Net Income per 1,000 shares excluded amortization	0.50	0.61	-18.2%	1.03	1.35	-23.7%

(1) Totals may not tally as the figures are rounded off
(2) As of 1Q07, EBITDA has been reported after taxes and charges account (line).
(3) basis points

Grupo Pão de Açúcar operates 539 stores in 14 states and the Federal District, recording gross sales of R$ 16.5 billion in 2006. Its multiformat structure - supermarkets ( Pão de Açúcar, Extra Perto, CompreBem and Sendas ), hypermarkets (Extra), consumer electronics/household appliance stores (Extra-Eletro) and convenience stores (Extra Fácil) – and its broad distribution network allow for a differentiated response to consumer needs and strong positioning in the country’s main markets.

Sales Performance Net Sales grow 6.4% in the quarter

(R$ million)	2Q07	2Q06	Chg.	1H07	1H06	Chg.
Gross Sales	4,205	3,977	5.7%	8,373	7,902	6.0%
Net Sales	3,547	3,333	6.4%	7,078	6,638	6.6%

The Company recorded gross sales of R$ 4,205.5 million in the quarter, an increase of 5.7% compared to the same prior-year period, while Net sales rose to R$ 3,547.2 million, an increase of 6.4% .

On a same-store sales basis, gross sales rose 3.86%, while net sales grew 4.6% . Sales of food products increased by 3.9% in the quarter, led by perishable products, which increased by 6.5% . Also on a same-store basis, sales of non-food products grew by 3.7% in the period, despite the strong comparison base (i.e., the growth of 18.6% in the same period of 2006 fueled by the World Cup) and the price deflation in the period.

Customer traffic grew by 1.7% in the quarter, while the average ticket rose 3.9% . These indicators show that the Company is attracting a higher number of customers to its stores, and that the ticket of these consumers has a higher number of items, as a result of the more competitive pricing.

The growth in both same-store sales and customer traffic for the sixth consecutive month not only reflects a more favorable consumption scenario, but is also due to the price repositioning adopted by the Group and the sales incentive campaign, which has been an important motivational tool for stores’ staff. Moreover, the sales performance also points to higher market share for the Company, with gains against the large competitors.

Among the Group’s formats, supermarkets presented the best sales performance. Despite their growth, hypermarkets have been negatively impacted by the performance of non-food products, mainly electronics and appliances, sales of which were affected by factors such as price deflation, foreign exchange effect and lower sales volumes compared to the World Cup period in 2006.

Operating Performance
Sales Consolidation, Competitiveness & Expenses Projects will be essential for achieving higher efficiency levels

In 2007, Grupo Pão de Açúcar is focusing on achieving higher levels of sales through more competitive prices and consequently the continuous fine tuning of pricing. This strategy has resulted in higher customer traffic at the Group’s stores and higher average ticket.

Some of the main initiatives adopted in the quarter that will contribute to the strategy of competitiveness, lower expenses, and higher profitability include:

- Shrinkage Reduction Campaign: After a meticulous analysis that involved the purchase, supply, transport and sales processes, the Company implemented the Shrinkage Reduction Campaign (Campanha de Redução de Quebras). This initiative aims at reducing losses at the stores through training and improvement in processes. The Company will reward stores that achieve the sharpest reductions in shrinkage levels, which may be accumulated together with the rewards under the Retail in the Soul Campaign (Campanha Varejo na Alma). In May and June, the

Company achieved a reduction of 27% in the average shrinkage index compared to the average of the first four months of 2007. The Company expects shrinkage reduction to provide it with slight margin recovery by yearend;

- Assortment Review: The grocery assortment review was concluded, which resulted in a decline in the number of suppliers, from 3,500 to 1,500. The review of the non-food product category will be concluded by the end of August, allowing the Company to improve negotiations with suppliers, and also achieve gains in working capital (lower inventories), shrinkage reduction and better stock out (shortage of products on store shelves) management ;

- Pricing: The Company made progress in the implementation of the DemandTec system, which will allow better price elasticity analysis, facilitating price management and strengthening the Group’s competitiveness;

- Extra Perto Supermarket and Extra Fácil Convenience Store: The convenience stores launched in December 2006 are now called Extra Fácil. Ten new Extra Fácil stores will be opened by yearend. In addition, a new supermarket model will be launched under the Extra banner, called Extra Perto, combining in a single neighboring store a complete food mix and compact assortment of non-food products in a pleasant environment, providing customers with a fast, practical and complete shopping experience;

- Expense reduction: The highlights in the period were the productivity programs at the stores. These programs allowed the Group to achieve important headcount reductions, mainly in the Sendas banner, which will represent significant savings in upcoming quarters. In addition, the Shared Services Center has been responsible for automation of store processes, which should also result in considerable savings. At the corporation level, the review of the structure through improvements in processes and systems will also continue;

- Hiring of Galeazzi & Associados: In late July, the Company hired Galeazzi & Associados for the project to restructure the operations of Sendas Distribuidora in Rio de Janeiro state. The goal is to implement a performance improvement plan at Sendas Distribuidora stores, which currently account for approximately 19% of the Group’s sales.

The comments on operating performance that follow refer to the consolidated figures of the Group in the quarter, which include all operating results from Sendas Distribuidora (a joint venture of GPA with the Sendas chain in Rio de Janeiro state).

Gross Margin of 28.1% in the quarter
Slight recovery compared to 1Q07 due to adjustment in competitiveness

(R$ million)	2Q07	2Q06	Chg.	1H07	1H06	Chg.
Gross Income	996	971	2.6%	1,978	1,954	1.2%
Gross Margin - %	28.1%	29.1%	-100 bps(3)	28.0%	29.4%	-140 bps(3)
(3) basis points

Gross margin was 28.1% in the 2Q07, a 30 basis points recovery relative to the previous quarter, and down 100 basis points from the same prior-year period. This lower margin reflects the price competitiveness adjustments implemented over the last quarters.

Gross income totaled R$ 996.4 million, up by 2.6% when compared to the R$ 971.1 million in 2Q06. The growth in sales volume more than offset the margin reduction, even considering the store openings and closures in the period, resulting in an increase of R$ 25.3 million in gross income.

The Company carried out better price alignment and adjustment in certain micro-markets. This adjustment occurred in micro-markets in which opportunities were identified as a result of changes in competitors’ prices, enabling margin recovery compared to 1Q07.

The Company will continuously seek improving negotiations with suppliers, lower shrinkage levels and more efficient pricing, which will allow for a recovery in gross margin through yearend.

Operating Expenses
Six-month Operating Expenses as a percentage of net sales down by 50 basis points

(R$ million)(1)	2Q07	2Q06	Chg.	1H07	1H06	Chg.
Selling Expenses	627.3	591.6	6.0%	1,233.7	1,179.6	4.6%
Gen. Adm. Exp.	116.2	117.9	-1.5%	234.3	235.0	-0.3%

Operating Exp. (before Taxes and Charges)	743.5	709.6	4.8%	1,468.0	1,414.6	3.8%
% of net sales	21.0%	21.3%	-30 bps(3)	20.7%	21.3%	-60 bps(3)
Taxes & Charges	24.5	19.8	24.2%	47.5	38.1	24.6%

Operating Expenses	768.0	729.3	5.3%	1,515.5	1,452.7	4.3%
% of net sales	21.7%	21.9%	-20 bps(3)	21.4%	21.9%	-50 bps(3)
(1) Totals may not tally as the figures are rounded off
(3) basis points

Operating expenses before taxes and charges totaled R$ 1,468.0 million in the 1H07, an increase of 3.8% from the R$ 1,414.6 million registered in the 1H06. Excluding the expenses with the restructuring, operating expenses before taxes and charges accounted for 20.6% of net sales in the period, down from the 21.1% reported in the 1H06. Also as a percentage of net sales, administrative expenses declined from 3.5% in the 1H06 to 3.2% in the 1H07, while selling expenses declined from 17.6% to 17.4% .

Operating expenses before taxes and charges in the quarter totaled R$ 743.5 million, or 21.0% of net revenue, versus R$ 709,6 million, or 21.3%, in the same period in 2006. This 30 basis points reduction in operating expenses as a percentage of net sales was achieved despite the expenses with the restructuring incurred by the Group in the period. These expenses impacted selling and administrative expenses by R$ 3.7 million and R$ 3.6 million, respectively. Excluding the restructuring expenses, operating expenses before taxes and charges totaled R$ 736.2 million (20.8% of net sales) in the quarter, compared to R$ 704.6 million in the 2Q06 (21.1% of net sales).

Administrative expenses fell by 1.5% to R$ 116.2 million, from R$ 117.9 million in the 2Q06. This reduction was achieved despite the 4% wage increase under the collective agreement in September 2006. Administrative expenses excluding the restructuring expenses were R$ 112.6 million in the quarter, versus R$ 116.9 million in the 2Q06, a decline of 3.7% . This significant reduction reflects the changes being implemented in the Group’s administrative structure.

Selling expenses as a percentage of net sales declined by 10 basis points, from 17.8% in the 2Q06 to 17.7% in the 2Q07. In absolute values selling expenses stood at R$ 627.3 million in the 2Q07, up 6.0% from the R$ 591.6 million registered in the same quarter of 2006.

EBITDA Margin of 6.4% (after taxes and charges)
EBITDA was impacted by the competitiveness strategy

(R$ million)	2Q07	2Q06	Chg.	1H07	1H06	Chg.
EBITDA (before taxes and charges)	228	242	-5.5%	463	501	-7.7%
EBITDA Margin (before taxes and charges)	6.4%	7.3%	-90 bps(3)	6.5%	7.6%	-110 bps(3)

EBITDA was R$ 228.4 million in the quarter, 5.5% lower than the R$ 241.7 million reported in the 2Q06. EBITDA as a percentage of net sales stood at 6.4% in the 2Q07, versus 7.3% in the 2Q06. This drop in EBITDA margin was mainly due to the drop of 100 basis points in gross margin.

EBITDA margin excluding the restructuring expenses stood at 6.6% in the quarter, versus 7.4% in the 2Q06. In absolute terms, EBITDA excluding the restructuring expenses impacts fell by 4.5%, from R$ 246.7 million in the 2Q06 to R$ 235.6 million in the 2Q07.

Financial Result
Impacted by lower interest rates in the quarter

(R$ million)(1)	2Q07	2Q06	Chg.	1H07	1H06	Chg.
Financ. Revenue	62	94	-34.7%	132	196	-32.9%
Financ. Expenses	(114)	(152)	-24.8%	(246)	(321)	-23.5%

Net Financial Income	(53)	(58)	-8.7%	(114)	(125)	-8.8%
(1) Totals may not tally as the figures are rounded off

Financial income in the quarter was R$ 61.7 million, compared to R$ 94.5 million in the 2Q06, a 34.7% reduction, chiefly explained by lower average cash balance and lower interest rates in the period relative to the 2Q06.

Financial expenses fell 24.8% in the 2Q07 to R$ 114.3 million, declining from R$ 152.1 million in the 2Q06, mainly due to the lower interest rates in the 2Q07 relative to the previous year.

Net financial income in the 2Q07 was an expense of R$ 52.7 million (R$ 57.7 million in the 2Q06), an improvement of 8.7% compared to the 2Q06.

The Company’s gross debt increased by R$ 517.8 million over the 1Q07, and by R$ 437.3 million relative to the same period of 2006, to total R$ 2.4 billion, chiefly due to the sixth issue of debentures carried out in April 2007.

For the same reason, cash and financial investments increased by R$ 399.1 million compared to the 1Q07. Compared to the 2Q06, cash and financial investments fell by R$ 124.6 million due to the investments, payment of dividends and retired debt.

Accordingly, net debt at the end of the quarter rose by R$ 118.7 million relative to the 1Q07 and by R$ 561.9 million relative to the previous year.

Equity Income
Impacted by the acquisition of the Credicard co-branded card portfolio

Accounting for 12.5% of the Group's sales, the consumer-finance operation FIC (Financeira Itaú CBD) recorded negative equity income of R$ 10.9 million in the 2Q07 (versus negative R$ 12.2 million in 2Q06), in line with the budget.

This result was impacted by the incorporation in the quarter of the co-branded card portfolio formerly owned by Credicard (Itaucard cards co-branded with the Pão de Açúcar and Extra banner), with R$ 417 million in receivables, corresponding to the outstanding balance of 437,000 customers. In 2Q07, the company computed all the required provisions related to the portfolio and taxes related to the incorporation. The results from additional revenues and the effects from this incorporation keep the Company on the expected track towards breakeven by yearend.

With the continued growth in the private-label and personal-loan operations and the incorporation of the co-branded cards, the total portfolio reached R$ 1.3 billion in the end of the quarter, representing growth of 70% compared to the same period a year ago. As a result of this incorporation, net income increased by 124% over 2Q06. By end June, FIC reached 5.7 million customers, of which 3.8 million were private-label cardholders.

The expansion in the private-label interest-bearing installment-payment portfolio, the resumption in the sale of co-branded cards at the stores, the increase in sales of products with extended guarantees (Garantia Estendida), and the continued growth in personal loans, combined with the improvement in credit and the decline in loss levels, provide a solid base for the future profitability of the FIC portfolio.

Minority Interest: Sendas Distribuidora
Higher financial expenses affect results in the quarter

In the 2Q07, the gross sales of Sendas Distribuidora were R$ 783.1 million, accounting for 18.6% of the Group’s sales. Net sales amounted to R$ 679.8 million in the period. The sales performance corresponded to a 0.8% increase in gross sales and 0.5% increase in net sales, however, it does not yet reflect the price repositioning implemented under the competitiveness strategy.

Gross income amounted to R$ 177.6 million, with gross margin of 26.1%, a 60 basis points recovery over the same period a year ago. Although there was some recovery, this level of gross margin is still significantly lower than that of the Group excluding Sendas, reflecting the high level of competition in the Rio de Janeiro market.

Operating expenses before taxes and charges amounted to R$ 161.9 million, or 23.8% of net sales (22.9% in the 2Q06), an increase of 4.3% versus the previous year, due to the increase in public utilities and payroll adjustments, which outpaced inflation in the past 12 months.

Accordingly, EBITDA margin stood at 1.4% in the quarter against 1.6% in the 2Q06.

Financial result, affected by high indebtedness of Sendas Distribuidora, was an expense of R$ 30.5 million in the period, significantly influencing the overall result of this company. The net loss in the quarter was R$ 42.8 million, generating a minority interest result of R$ 24.6 million for the group.

Net Income
Sharply impacted by the lower gross margin

(R$ million)	2Q07	2Q06	Chg.	1H07	1H06	Chg.
Net Income	28	41	-32.7%	64	101	-37.2%
Net Margin - %	0.8%	1.2%	-40 bps(3)	0.9%	1.5%	-60 bps(3)

Given the factors mentioned above, the Group reported net income of R$ 27.6 million in the 2Q07, compared to R$ 41.0 million in the 2Q06.

Note that the Company’s net income is strongly affected by amortization of goodwill, which is a non-cash expense. This amortization totaled R$ 29.2 million in the quarter (versus R$ 28.4 million in the 2Q06).

Income tax in the quarter totaled R$ 24.8 million (versus R$ 4.8 million in the 2Q06), reflecting the non-constitution of the deferred income tax credit at Sendas Distribuidora, and explaining most of the difference in net income in the quarter versus the same period of the previous year.

CAPEX
R$ 216.7 million invested in the quarter

Capital expenditure totaled R$ 216.7 million in the quarter, compared to R$ 149.7 million in the 2Q06. Investments in the period were mainly concentrated in the construction of new stores to be inaugurated in the second half of 2007, when most openings scheduled for 2007 are concentrated.

Grupo Pão de Açúcar opened three new stores in the quarter, of which one was an Extra hypermarket, one an Extra Fácil convenience store and one a CompreBem store. Two Extra stores, three CompreBem stores and one Extra Perto store were in the final phase of construction in the period, and will be inaugurated in the third quarter. In addition, other construction works are in progress to fulfill the Expansion Plan for 2007. Investments in the quarter were divided as follows:

• R$ 117.0 million in the opening and construction of new stores;
• R$ 34.7 million in the acquisition of strategic land;
• R$ 36.7 million in store remodeling;
• R$ 28.3 million in infrastructure (technology, logistics and other).

Investment Plan for this year comprises the opening of 9 hypermarkets (Extra), 15 convenience stores (Extra Fácil), 6 Extra Perto stores and 5 supermarkets (4 CompreBem + 1 Pão de Açucar). In addition, the Group leased 5 stores that were operated by the Rossi Monza chain that will be converted into 1 CompreBem and 4 Extra Perto stores. These stores have 15,500 m2, four of these stores are located in the eastern region of São Paulo and one in Guarulhos city.

Recent Events

In the Extraordinary General Meeting of the Company, held on July 30, 2007, the shareholders approved the reverse split of all shares representing the Company’s capital stock. The reverse split will occur at the ratio of five hundred existing (500) shares for one (1) share of same type, thus, the capital stock will be represented by 227,770,986 non-par shares, of which 99,679,851 are common shares and 128,091,135 are preferred shares, and the Company’s capital stock amount remaining unchanged. Concurrently with the reverse split operation, the shares/ADR ratio will be two (2) shares issued by the Company for one (1) ADR.

As of September 3, 2007 the shares issued by the Company shall be then traded as reverse split and priced in Reais per share.

The information presented in the table below was not revised by external auditors.

Consolidated Income Statement - Corporate Law Method (thousand R$)

	2nd Quarter			1st Half

	2007	2006	%	2007	2006	%

Gross Sales Revenue	4,205,458	3,977,301	5.7%	8,373,409	7,902,029	6.0%
Net Sales Revenue	3,547,249	3,333,295	6.4%	7,077,598	6,638,262	6.6%
Cost of Goods Sold	(2,550,877)	(2,362,233)	8.0%	(5,099,411)	(4,684,328)	8.9%
Gross Profit	996,372	971,062	2.6%	1,978,187	1,953,934	1.2%
Selling Expenses	(627,253)	(591,646)	6.0%	(1,233,737)	(1,179,550)	4.6%
General and Administrative Expenses	(116,214)	(117,927)	-1.5%	(234,280)	(235,046)	-0.3%
Operating Exp. (before Taxes and Charges)	(743,467)	(709,573)	4.8%	(1,468,017)	(1,414,596)	3.8%
Taxes and Charges	(24,533)	(19,758)	24.2%	(47,531)	(38,145)	24.6%
Total Operating Expenses	(768,000)	(729,331)	5.3%	(1,515,548)	(1,452,741)	4.3%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	228,372	241,731	-5.5%	462,639	501,193	-7.7%
Depreciation	(98,343)	(99,213)	-0.9%	(197,905)	(192,295)	2.9%
Amortization	(32,693)	(32,971)	-0.8%	(60,057)	(60,038)	0.0%
Earnings before interest and taxes
-EBIT	97,336	109,547	-11.1%	204,677	248,860	-17.8%
Financial Income	61,665	94,458	-34.7%	131,878	196,431	-32.9%
Financial Expenses	(114,316)	(152,108)	-24.8%	(245,761)	(321,279)	-23.5%
Net Financial Income (Expense)	(52,651)	(57,650)	-8.7%	(113,883)	(124,848)	-8.8%
Equity Income/Loss	(10,879)	(12,150)	-10.5%	(16,737)	(26,932)	-37.9%
Operating Result	33,806	39,747	-14.9%	74,057	97,080	-23.7%
Non-Operating Result	(2,364)	(17,424)		(5,302)	(10,138)
Income Before Income Tax	31,442	22,323	40.9%	68,755	86,942	-20.9%
Income Tax	(24,829)	(4,845)	412.5%	(44,767)	(22,279)	100.9%
Income Before Minority Interest	6,613	17,478	-62.2%	23,988	64,663	-62.9%
Minority Interest	24,561	26,523	-7.4%	46,736	42,509	9.9%
Income Before Profit Sharing	31,174	44,001	-29.2%	70,724	107,172	-34.0%
Employees' Profit Sharing	(3,600)	(3,000)	20.0%	(7,200)	(6,000)	20.0%
Net Income	27,574	41,001	-32.7%	63,524	101,172	-37.2%
Net Income per 1,000 shares	0.24	0.36	-32.8%	0.56	0.89	-37.3%
No of shares (in thousand)	113,868,849	113,771,378		113,868,849	113,771,378
Net Income per 1,000 shares excluded amortization	0.50	0.61	-18.2%	1.03	1.35	-23.7%

% of net sales	2Q07	2Q06		1H07	1H06

Gross Profit	28.1%	29.1%		28.0%	29.4%
Selling	-17.7%	-17.8%		-17.4%	-17.8%
General and Administrative	-3.3%	-3.5%		-3.3%	-3.5%
Operating Exp. (before Taxes and Charges)	-21.0%	-21.3%		-20.7%	-21.3%
Taxes and Charges	-0.7%	-0.6%		-0.7%	-0.6%
Total Operating Expenses	-21.7%	-21.9%		-21.4%	-21.9%
EBITDA	6.4%	7.3%		6.5%	7.6%
Depreciation	-2.8%	-3.0%		-2.8%	-2.9%
Amortization	-0.9%	-1.0%		-0.9%	-0.9%
EBIT	2.7%	3.3%		2.9%	3.7%
Net Financial Income (Expense)	-1.5%	-1.7%		-1.6%	-1.9%
Non-Operating Result	-0.1%	-0.5%		-0.1%	-0.2%
Income Before Income Tax	0.9%	0.7%		1.0%	1.3%
Income Tax	-0.7%	-0.2%		-0.6%	-0.3%
Minority Interest/Employees' Profit	0.6%	0.7%		0.6%	0.6%
Net Income	0.8%	1.2%		0.9%	1.5%

Consolidated Balance Sheet - Corporate Law Method (thousand R$)

ASSETS	6/30/2007	3/31/2007

Current Assets	4,206,431	4,121,947
Cash and Banks	102,247	112,350
Marketable securities	1,153,542	744,302
Credit	246,173	182,786
Credit sales with post-dated checks	10,427	17,701
Credit cards companies	227,307	150,483
Sales vouchers and others	12,599	17,019
Allowance for doubtful accounts	(4,160)	(2,417)
Resuting from commercial agreements	286,642	301,751
Accounts receivable - PAFIDC	773,423	848,185
Inventories	1,176,918	1,311,446
Recoverable taxes	240,308	272,330
Deferred income tax	62,772	170,759
Prepaid expenses and others	164,406	178,038
Noncurrent Assets	7,298,657	7,054,757
Long-Term Assets	2,082,765	1,961,292
Recoverable taxes	218,406	220,448
Trade accounts receivable	370,469	360,405
Deferred income and social contribution taxes	992,633	892,515
Judicial deposits	258,548	249,078
Amounts receivable from related parties	237,820	236,315
Others	4,889	2,531
Permanent Assets	5,215,892	5,093,465
Investments	105,920	73,699
Property and equipment	4,453,231	4,339,393
Intangible assets	585,629	606,575
Deferred charges	71,112	73,798

TOTAL ASSETS	11,505,088	11,176,704

Current Liabilities	2,992,076	3,362,952
Accounts payables to suppliers	1,429,148	1,619,169
Loans and financing	759,519	746,105
Recallable fund quotas - PAFIDC	71,100	71,100
Debentures	198,761	401,490
Payroll and related charges	190,883	166,559
Taxes and social contributions payable	77,369	60,568
Dividends proposed	-	20,312
Financing for purchase of fixed assets	63,630	78,627
Others	201,666	199,022
Long-Term Liabilities	3,520,050	2,829,434
Loans and financing	564,076	621,599
Recallable fund quotas - PAFIDC	653,089	686,092
Debentures	779,650	-
Taxes payable in installments	247,850	257,059
Provision for contingencies	1,253,783	1,241,273
Others	21,602	23,411

Minority Interest	81,680	106,241

Shareholder's Equity	4,911,282	4,878,077
Capital	4,146,418	3,954,629
Capital reserves	517,331	517,331
Revenue reserves	247,533	406,117

TOTAL LIABILITIES	11,505,088	11,176,704

Consolidated Cash Flows - Corporate Law Method (thousand R$)

	June 30

Cash flow from operating activities	2007	2006

Net income for the year	63,524	101,172
Adjustment to reconcile net income
Deferred income tax	20,947	(36,659)
Residual value of permanent asset disposals	5,368	25,205
Net gains from shareholding dilution	-	(16,218)
Depreciation and amortization	257,962	252,333
Interest and monetary variations, net of payments	(143,795)	93,774
Equity results	16,737	26,932
Provision for contingencies	29,934	23,464
Provisions for Fixed Assets Write-Off and losses	1,848	-
Minoritary interest	(46,736)	(42,509)

	205,789	427,494

(Increase) decrease in assets
Accounts receivable	295,789	346,532
Advances to suppliers and employees	(10,834)	(6,052)
Inventories	55,045	(14,245)
Recoverable Taxes	19,982	20,794
Others assets	(21,915)	(38,708)
Related parties	8,529	(20,021)
Judicial Deposits	(14,242)	(14,582)

	332,354	273,718

Increase (decrease) in liabilities
Suppliers	(598,120)	(403,612)
Payroll and related charges	17,873	8,188
Income and Social contribution taxes payable	(34,178)	(41,764)
Others accounts payable	(6,033)	16,074

	(620,458)	(421,114)

Net cash flow generated by operating activities	(82,315)	280,098

	June 30

	2007	2006

Net cash from investing activities
Increase in investments	(7,918)	-
Acquisition of companies	-	(8,600)
Acquisition of property and equipment	(401,674)	(257,980)
Increase in deferred assets	(4,542)	(11,078)
Increase in intangible assets	(500)	-
Capital increase in subsidiaries	(43,200)	-

Net cash flow used in investing activities	(457,834)	(277,658)

Cash Flow from Financing Activities
Capital Increase	5,631	7,212
Financings
Funding and Re-Financing	1,265,231	88,819
Payments	(736,123)	(366,835)
Dividend payments	(20,312)	(62,053)

Net cash flow generation (expenditure) in financing activities	514,427	(332,857)

Net decrease in cash and cash equivalents	(25,722)	(330,417)

Cash, banks and marketable securities at end of year	1,255,789	1,380,420
Cash, banks and marketable securities at beginning of year	1,281,511	1,710,837

Changes in cash and cash equivalents	(25,722)	(330,417)

Cash flow suplemental information
Interest paid on loans and financings	366,396	173,492

Gross Sales per Format (R$ thousand)

1st Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	918,464	22.0%	900,529	22.9%	2.0%
Extra	2,126,067	51.0%	1,956,708	49.9%	8.7%
CompreBem	718,600	17.3%	657,501	16.8%	9.3%
Extra Eletro	81,904	2.0%	76,644	1.9%	6.9%
Sendas*	322,916	7.7%	333,346	8.5%	-3.1%

Grupo Pão de Açúcar	4,167,951	100.0%	3,924,728	100.0%	6.2%

2nd Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	934,332	22.2%	911,004	22.9%	2.6%
Extra	2,182,034	51.9%	2,022,318	50.9%	7.9%
CompreBem	695,509	16.5%	632,943	15.9%	9.9%
Extra Eletro	69,978	1.7%	87,551	2.2%	-20.1%
Sendas*	323,605	7.7%	323,485	8.1%	0.0%

Grupo Pão de Açúcar	4,205,458	100.0%	3,977,301	100.0%	5.7%

1st Half	2007	%	2006	%	Chg.(%)

Pão de Açúcar	1,852,796	22.1%	1,811,533	22.9%	2.3%
Extra	4,308,101	51.5%	3,979,026	50.4%	8.3%
CompreBem	1,414,109	16.9%	1,290,444	16.3%	9.6%
Extra Eletro	151,882	1.8%	164,195	2.1%	-7.5%
Sendas*	646,521	7.7%	656,831	8.3%	-1.6%

Grupo Pão de Açúcar	8,373,409	100.0%	7,902,029	100.0%	6.0%

* Sendas banner which is part of Sendas Distribuidora S/A

Net Sales per Format (R$ thousand)

1st Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	775,079	22.0%	751,948	22.7%	3.1%
Extra	1,792,425	50.8%	1,642,121	49.7%	9.2%
CompreBem	613,267	17.3%	558,544	16.9%	9.8%
Extra Eletro	64,682	1.8%	59,626	1.8%	8.5%
Sendas*	284,896	8.1%	292,728	8.9%	-2.7%

Grupo Pão de Açúcar	3,530,349	100.0%	3,304,967	100.0%	6.8%

2nd Quarter	2007	%	2006	%	Chg.(%)

Pão de Açúcar	782,773	22.1%	755,975	22.7%	3.5%
Extra	1,834,952	51.7%	1,690,149	50.8%	8.6%
CompreBem	589,699	16.6%	534,129	16.0%	10.4%
Extra Eletro	55,688	1.6%	68,298	2.0%	-18.5%
Sendas*	284,136	8.0%	284,744	8.5%	-0.2%

Grupo Pão de Açúcar	3,547,248	100.0%	3,333,295	100.0%	6.4%

1st Half	2007	%	2006	%	Chg.(%)

Pão de Açúcar	1,557,853	22.0%	1,507,923	22.7%	3.3%
Extra	3,627,378	51.3%	3,332,270	50.2%	8.9%
CompreBem	1,202,966	17.0%	1,092,673	16.5%	10.1%
Extra Eletro	120,369	1.7%	127,924	1.9%	-5.9%
Sendas*	569,032	8.0%	577,472	8.7%	-1.5%

Grupo Pão de Açúcar	7,077,598	100.0%	6,638,262	100.0%	6.6%

* Sendas banner which is part of Sendas Distribuidora S/A

Sales Breakdown (% of Net Sales)

	2007			2006

	1st Q	2nd Q	1st H	1st Q	2nd Q	1st H

Cash	51.0%	49.9%	50.4%	50.0%	48.8%	49.4%
Credit Card	38.3%	40.1%	39.2%	38.1%	39.2%	38.6%
Food Voucher	7.9%	7.6%	7.8%	7.9%	7.7%	7.8%
Credit	2.8%	2.4%	2.6%	4.0%	4.3%	4.2%
Post-dated Checks	1.7%	1.6%	1.6%	2.2%	2.1%	2.2%
Installment Sales	1.1%	0.8%	1.0%	1.8%	2.2%	2.0%

Stores by Format

	Pão de		Extra-			Extra	Extra	Grupo Pão	Sales	Number of
	Açúcar	Extra	Eletro	CompreBem	Sendas	Perto	Fácil	de Açúcar	Area (m2)	Employees

12/31/2006	164	83	50	186	62	-	4	549	1,217,984	63,607

Opened							4	4
Closed				(3)				(3)
Converted								-

3/31/2007	164	83	50	183	62	-	8	550	1,221,017	62,370

Opened		1		1			1	3
Closed	(2)		(8)	(4)				(14)
Converted								-

6/30/2007	162	84	42	180	62	-	9	539	1,214,325	62,817

	Expansion Plan 2nd Half 2007

Opened	1	8		4		10	10	33
Closed	(1)			(3)			(1)	(5)
Converted	(9)			(2)		9	2	-

12/31/2007*	153	92	42	179	62	19	20	567

Total (Stores) Openings in 2007*	1	9	-	5	-	10	15	40

* Includes (comprises) 5 leased stores that were operated by the Rossi Monza.

2Q07 Results Conference Call
Thursday, August 16 2007

Conference Call in Portuguese with simultaneous translation into English:
10:30 a.m. (Brasília time); 9:30 a.m. (ET USA); 1:30 p.m. (GMT)

:: Opening ::

Abilio Diniz – Chairman

Cássio Casseb - CEO

:: Participants ::

Enéas Pestana – CFO

Hugo Bethlem – Executive Officer of CompreBem, Sendas and Hypermarkets

Daniela Sabbag – Investor Relations Director

For the Conference Call in English (audio of the simultaneous translation into English, with participation in the Q&A session with questions in English), please dial (1-973) 935-8893, Code: GPA or 9010601 a few minutes prior the call.

Webcast available at www.gpari.com.br. The Replay can be heard after the end of the Conference Call. Dial (1-973) 341-3080, Code: 9010601.

Grupo Pão de Açúcar	MZ Consult

Daniela Sabbag	Tereza Kaneta
Investor Relations Officer	Phone: 55 (11) 3186-3772
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677	E-mail: tereza.kaneta@mz-ir.com
Email: gpa.ri@paodeacucar.com.br

Website: http://www.gpari.com.br

Statements included in this report regarding the Company’s business outlook, the previews on operating and financial results and referring to the Company’s growth potential are merely projections and were based on the Management’s expectations regarding the Company’s future. These projections are highly dependent on market changes, the performance of Brazilian economy, the industry and international markets, and are therefore subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 14, 2007	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.